October 13, 2010

VIA EDGAR & FEDERAL EXPRESS

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549-0405

Re:

Southwestern Energy Company

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 25, 2010

File No. 1-08246

Dear Mr. Schwall:

Reference is made to the letter dated October 7, 2010 to Trecia M. Canty, Associate General Counsel, Corporate & Assistant Secretary of Southwestern Energy Company (the “Company”).  This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Schedule 14A filed April 6, 2010 contained in the aforementioned letter.  For your convenience, each of the Staff’s comments is reprinted in bold below.  Where the responses indicate that the Company will revise its disclosures and/or make additional disclosures, the Company will include such disclosures in its future filings.

Form 10-K for the Fiscal year Ended December 31, 2009

Certain Relationships and Related Transactions, and Director Independence, page 106 (as incorporated by reference from your Definitive Proxy Statement filed April 6, 2010)

1.

We note your response to comment 7 from our letter dated July 22, 2010.  We also note that your proposed disclosure indicates that your related-party transaction policy does not apply to a transaction involving compensation by the company of an immediate family member of a related party.  However, it appears that disclosure of your policies and procedures for the review, approval and ratification of such transactions may be required under Item 404(b) of Regulation S-K.  Please provide such disclosure, or tell us why you are not required to provide it.

Mr. H. Roger Schwall

Securities and Exchange Commission

October 13, 2010

The Company acknowledges the Staff’s comments and supplementally advises the Staff that the related-party transactions policy would apply to compensation of an immediate family member of a related party.  In its future filings, the Company will revise its additional disclosures responding to comment 7 in the Staff’s July 22, 2010 letter to reflect this clarification.

Exhibit 99

2.

We note your response to comment 5 from our letter dated July 22, 2010.  However, while Section 1.2 of the SPE 2007 Standards does refer to “generally accepted petroleum engineering and evaluation principles,” nowhere does this document list a compilation of such principles.  Please omit the reference to “generally accepted petroleum engineering and evaluation principles” in the third party engineering report.

The Company acknowledges the Staff’s comments, which have been conveyed to the Company’s third party engineer, Netherland, Sewell & Associates, Inc. (“NSAI”).  NSAI has agreed that it will omit the reference to “generally accepted petroleum engineering and evaluation principles” in its future reports filed with the Commission with respect to the Company.

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (281) 618-4859, or the Company’s Executive Vice President & Chief Financial Officer, Greg D. Kerley at (281) 618-4803 if you have any questions regarding the foregoing.

Very truly yours,

/s/ TRECIA M. CANTY

Trecia M. Canty

Associate General Counsel-Corporate &

Assistant Secretary

cc:

Mr. Steve Mueller

President and CEO

Southwestern Energy Company

Mr. Greg Kerley

Executive Vice President and CFO

Southwestern Energy Company

Mr. Mark Boling

Executive Vice President and General Counsel

Southwestern Energy Company

Mr. Kevin Dougherty

Division of Corporation Finance

Securities and Exchange Commission